As filed with the Securities and Exchange Commission on March 7, 2023

No. 333-191019

No. 811-22883

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 32	☒
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 37	☒
(Check appropriate box or boxes)

ARK ETF Trust

(Exact Name of Registrant as Specified in Charter)

c/o ARK Investment Management LLC
200 Central Avenue
St. Petersburg, FL 33701
(Address of Principal Executive Office)

Registrant’s Telephone Number, including Area Code: (727) 810 8160

	With a copy to	With a copy to:
Corporation Service Company	Kellen Carter, Esq.	Allison Fumai, Esq.
2711 Centerville Road, Suite 400	Chief Compliance Officer	Dechert LLP
Wilmington, DE 19808	ARK Investment Management LLC	1095 Avenue of the Americas
(Name and Address of Agent for	200 Central Avenue	New York, NY 10036
Service)	St. Petersburg, FL 33701

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 424(d).

EXPLANATORY NOTE:

The registrant changed its independent registered public accounting firm in 2022. In connection with the auditor change, this Post-Effective Amendment is being filed solely for the purposes of amending Part C and filing the previous independent registered public accounting firm’s consent as Exhibit (j)(2), to this Registration Statement on Form N-1A.

Part A and Part B of Post-Effective Amendment No. 31 to the Registration Statement as filed on November 23, 2022 are incorporated herein by reference.

ARK ETF TRUST

PART C. OTHER INFORMATION

Item 28. Exhibits

(a)	(1)	Certificate of Trust of Registrant dated June 7, 2013[1]

(2)	Agreement and Declaration of Trust of Registrant[2]

(b)	Amended and Restated By-Laws of the Registrant[6]

(c)

See Articles IV, V and IX of the Registrant’s Agreement and Declaration of Trust previously filed with the Registrant’s Pre-Effective Amendment No. 3, SEC File No. 333-191019, filed on September 2, 2014.

See also, Articles V and VII of the Registrant’s Amended and Restated By-Laws.[6]

(d)	(1)	Investment Advisory Agreement between Registrant and ARK Investment Management LLC[10]

(e)	(1)	ETF Distribution Agreement between Registrant and Foreside Fund Services, LLC[10]

(f)	Not applicable

(g)	(1)	Custody Agreement between Registrant and The Bank of New York Mellon[5]

(i)	Form of Amendment #1 to Custody Agreement between Registrant and The Bank of New York Mellon[4]

(ii)	Form of Amendment #2 to Custody Agreement between Registrant and The Bank of New York Mellon[9]

(iii)	Amendment to Custody Agreement between Registrant and The Bank of New York Mellon[10]

(iv)	Amendment to Custody Agreement between Registrant and The Bank of New York Mellon[10]

(g)	(2)	Foreign Custody Manager Agreement between Registrant and The Bank of New York Mellon[10]

(i)	Amendment to Foreign Custody Manager Agreement between Registrant and The Bank of New York Mellon[10]

(h)	(1)	Supervision Agreement between Registrant and ARK Investment Management LLC[10]

(2)	Fund Administration and Accounting Agreement between Registrant and The Bank of New York Mellon[5]

(i)	Form of Amendment #1 to Fund Administration and Accounting Agreement between Registrant and The Bank of New York Mellon[4]

(ii)	Investment Company Reporting Modernization Services Amendment to Fund Administration and Accounting Agreement[8]

(iii)	Form of Amendment #3 to Fund Administration and Accounting Agreement between Registrant and The Bank of New York Mellon[9]

(iv)	Amendment to Fund Administration and Accounting Agreement between Registrant and The Bank of New York Mellon[10]

(v)	Amendment to Investment Company Reporting Modernization Services Amendment to Fund Administration and Accounting Agreement[10]

(vi)	Amendment to Fund Administration and Accounting Agreement between Registrant and The Bank of New York Mellon[10]

(vii)	Amendment to Investment Company Reporting Modernization Services Amendment to Fund Administration and Accounting Agreement [10]

(3)	Transfer Agency and Service Agreement between Registrant and The Bank of New York Mellon[3]

(i)	Form of Amendment #1 to Transfer Agency and Service Agreement between Registrant and The Bank of New York Mellon[4]

(ii)	Form of Amendment #2 to Transfer Agency and Service Agreement between Registrant and The Bank of New York Mellon[4]

(iii)	Amendment to Transfer Agency and Service Agreement between Registrant and The Bank of New York Mellon[10]

(iv)	Amendment to Transfer Agency and Service Agreement between Registrant and The Bank of New York Mellon[10]

(i)	Consent of Counsel[11]

(j)	(1)	Consent of Independent Registered Public Accounting Firm[11]

	(2)	Consent of Trust’s former Independent Registered Public Accounting Firm[12]

(k)	Not applicable.

(l)	Not applicable.

(m)	Distribution and Service Plan[10]

(n)	Not applicable.

(o)	Not applicable.

(p)	(1)	Revised Code of Ethics of Registrant and ARK Investment Management LLC[10]

	(2)	Code of Ethics of Foreside Fund Services, LLC[10]

(q)	(1)	Powers of Attorney[2]

(2)	Powers of Attorney[6]

(3)	Powers of Attorney[7]

101.INS	XBRL Instance Document -- the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

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101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

[1]	Incorporated herein by reference to the corresponding exhibit of the Registrant’s initial Registration Statement, SEC File No. 333-191019, filed on September 6, 2013.

[2]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Pre-Effective Amendment No. 3, SEC File No. 333-191019, filed on September 2, 2014.

[3]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Pre-Effective Amendment No. 4, SEC File No. 333-191019, filed on September 11, 2014.

[4]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Post-Effective Amendment No. 3, SEC File No. 333-191019, filed on October 16, 2015.

[5]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Post-Effective Amendment No. 5, SEC File No. 333-191019, filed on December 29, 2015.

[6]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Post-Effective Amendment No. 9, SEC File No. 333-191019, filed on December 27, 2016

[7]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Post-Effective Amendment No. 11, SEC File No. 333-191019, filed on November 22, 2017.

[8]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Post-Effective Amendment No. 14, SEC File No. 333-191019, filed on November 21, 2018.

[9]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Post-Effective Amendment No. 17, SEC File No. 333-191019, filed on January 28, 2019.

[10]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Post-Effective Amendment No. 29, SEC File No. 333-191019, filed on November 12, 2021.

[11]	Incorporated herein by reference to the corresponding exhibits of the Registrant’s Post-Effective Amendment No. 31, SEC File No. 333-191019, filed on November 23, 2022.

[12]	Filed herewith.

Item 29. Persons Controlled by or Under Common Control with the Fund

Not applicable.

Item 30. Indemnification

Reference is made to Article IX of the Agreement and Declaration of Trust filed as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-1A.

In addition, the Registrant has obtained from a major insurance carrier a trustees’ and officers’ liability policy covering certain types of errors and omissions.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 31. Business and Other Connections of the Investment Adviser

See “Management” in the Statement of Additional Information. Information as to the directors and officers of ARK Investment Management LLC, the Registrant’s investment adviser, is included in its Form ADV filed with the SEC and is incorporated herein by reference thereto.

Item 32. Principal Underwriters

(a)	Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	AB Active ETFs, Inc.
2.	ABS Long/Short Strategies Fund
3.	Absolute Shares Trust
4.	Adaptive Core ETF, Series of Collaborative Investment Series Trust
5.	AdvisorShares Trust
6.	AFA Multi-Manager Credit Fund
7.	AGF Investments Trust
8.	AIM ETF Products Trust
9.	Alexis Practical Tactical ETF, Series of Listed Funds Trust
10.	Alpha Intelligent – Large Cap Growth ETF, Series of Listed Funds Trust
11.	Alpha Intelligent – Large Cap Value ETF, Series of Listed Funds Trust
12.	AlphaCentric Prime Meridian Income Fund
13.	American Century ETF Trust
14.	Amplify ETF Trust
15.	Applied Finance Core Fund, Series of World Funds Trust

16.	Applied Finance Explorer Fund, Series of World Funds Trust
17.	Applied Finance Select Fund, Series of World Funds Trust
18.	ARK ETF Trust
19.	ASYMmetric ETFs Trust
20.	B.A.D. ETF, Series of Listed Funds Trust
21.	Bitwise Funds Trust
22.	Bluestone Community Development Fund
23.	BondBloxx ETF Trust
24.	Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust
25.	Bridgeway Funds, Inc.
26.	Brinker Capital Destinations Trust
27.	Brookfield Real Assets Income Fund Inc.
28.	Build Funds Trust
29.	Calamos Convertible and High Income Fund
30.	Calamos Convertible Opportunities and Income Fund
31.	Calamos Dynamic Convertible and Income Fund
32.	Calamos Global Dynamic Income Fund
33.	Calamos Global Total Return Fund
34.	Calamos Strategic Total Return Fund
35.	Carlyle Tactical Private Credit Fund
36.	Cboe Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust
37.	Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
38.	Cboe Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust
39.	Cboe Vest US Large Cap 10% Buffer VI Fund, Series of World Funds Trust
40.	Cboe Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust
41.	Cboe Vest US Large Cap 20% Buffer VI Fund, Series of World Funds Trust
42.	Center Coast Brookfield MLP & Energy Infrastructure Fund
43.	Changebridge Capital Long/Short ETF, Series of Listed Funds Trust
44.	Changebridge Capital Sustainable Equity ETF, Series of Listed Funds Trust
45.	Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust
46.	Clifford Capital International Value Fund, Series of World Funds Trust
47.	Clifford Capital Partners Fund, Series of World Funds Trust
48.	Cliffwater Corporate Lending Fund
49.	Cliffwater Enhanced Lending Fund
50.	Cohen & Steers Infrastructure Fund, Inc.
51.	Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
52.	CornerCap Group of Funds
53.	CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
54.	Curasset Capital Management Core Bond Fund, Series of World Funds Trust
55.	Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
56.	Davis Fundamental ETF Trust
57.	Defiance Daily Short Digitizing the Economy ETF, Series of ETF Series Solutions
58.	Defiance Digital Revolution ETF, Series of ETF Series Solutions
59.	Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
60.	Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions

61.	Defiance Next Gen H2 ETF, Series of ETF Series Solutions
62.	Defiance Quantum ETF, Series of ETF Series Solutions
63.	Direxion Shares ETF Trust
64.	Dividend Performers ETF, Series of Listed Funds Trust
65.	Dodge & Cox Funds
66.	DoubleLine ETF Trust
67.	DoubleLine Opportunistic Credit Fund
68.	DoubleLine Yield Opportunities Fund
69.	Eaton Vance NextShares Trust
70.	Eaton Vance NextShares Trust II
71.	EIP Investment Trust
72.	Ellington Income Opportunities Fund
73.	Esoterica Thematic ETF Trust
74.	ETF Opportunities Trust
75.	Evanston Alternative Opportunities Fund
76.	Exchange Listed Funds Trust
77.	Fiera Capital Series Trust
78.	FlexShares Trust
79.	FOMO ETF, Series of Collaborative Investment Series Trust
80.	Forum Funds
81.	Forum Funds II
82.	Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
83.	Grayscale Future of Finance ETF, Series of ETF Series Solutions
84.	Grizzle Growth ETF, Series of Listed Funds Trust
85.	Guinness Atkinson Funds
86.	Harbor ETF Trust
87.	Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust
88.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
89.	IDX Funds
90.	Innovator ETFs Trust
91.	Ironwood Institutional Multi-Strategy Fund LLC
92.	Ironwood Multi-Strategy Fund LLC
93.	John Hancock Exchange-Traded Fund Trust
94.	Kelly Strategic ETF Trust
95.	LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust
96.	LifeGoal Conservative Wealth Builder ETF, Series of Northern Lights Fund Trust II
97.	LifeGoal Home Down Payment ETF, Series of Northern Lights Fund Trust II
98.	LifeGoal Wealth Builder ETF, Series of Northern Lights Fund Trust II
99.	Mairs & Power Balanced Fund, Series of Trust for Professional Managers
100.	Mairs & Power Growth Fund, Series of Trust for Professional Managers
101.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
102.	Mairs & Power Small Cap Fund, Series of Trust for Professional Managers
103.	Manor Investment Funds
104.	Merk Stagflation ETF, Series of Listed Funds Trust
105.	Milliman Variable Insurance Trust
106.	Mindful Conservative ETF, Series of Collaborative Investment Series Trust
107.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
108.	Mohr Growth ETF, Series of Collaborative Investment Series Trust
109.	Morgan Creek-Exos Active SPAC Arbitrage ETF

110.	Morningstar Funds Trust
111.	OTG Latin American Fund, Series of World Funds Trust
112.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust
113.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
114.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
115.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
116.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
117.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
118.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
119.	Palmer Square Opportunistic Income Fund
120.	Partners Group Private Income Opportunities, LLC
121.	PENN Capital Funds Trust
122.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
123.	Perkins Discovery Fund, Series of World Funds Trust
124.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust
125.	Plan Investment Fund, Inc.
126.	PMC Funds, Series of Trust for Professional Managers
127.	Point Bridge America First ETF, Series of ETF Series Solutions
128.	Preferred-Plus ETF, Series of Listed Funds Trust
129.	Putnam ETF Trust
130.	Quaker Investment Trust
131.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
132.	Rareview Inflation/Deflation ETF, Series of Collaborative Investment Series Trust
133.	Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
134.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
135.	Renaissance Capital Greenwich Funds
136.	Revere Sector Opportunity ETF, Series of Collaborative Investment Series Trust
137.	Reynolds Funds, Inc.
138.	RiverNorth Enhanced Pre-Merger SPAC ETF, Series of Listed Funds Trust
139.	RiverNorth Patriot ETF, Series of Listed Funds Trust (f/k/a RiverNorth Volition America Patriot ETF)
140.	RMB Investors Trust
141.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
142.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
143.	Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
144.	Roundhill Cannabis ETF, Series of Listed Funds Trust
145.	Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
146.	Roundhill MEME ETF, Series of Listed Funds Trust
147.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
148.	Roundhill Video Games ETF, Series of Listed Funds Trust
149.	Rule One Fund, Series of World Funds Trust
150.	Salient MF Trust
151.	Securian AM Balanced Stabilization Fund, Series of Investment Managers Series Trust
152.	Securian AM Equity Stabilization Fund, Series of Investment Managers Series Trust
153.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
154.	SHP ETF Trust
155.	Six Circles Trust
156.	Sound Shore Fund, Inc.
157.	Sparrow Funds
158.	Spear Alpha ETF, Series of Listed Funds Trust
159.	STF Tactical Growth & Income ETF, Series of Listed Funds Trust

160.	STF Tactical Growth ETF, Series of Listed Funds Trust
161.	Strategy Shares
162.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
163.	Syntax ETF Trust
164.	Teucrium Agricultural Strategy No K-1 ETF, Series of Listed Funds Trust
165.	The Community Development Fund
166.	The De-SPAC ETF, Series of Collaborative Investment Series Trust
167.	The Finite Solar Finance Fund
168.	The Private Shares Fund (f/k/a SharesPost 100 Fund)
169.	The Short De-SPAC ETF, Series of Collaborative Investment Series Trust
170.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
171.	Third Avenue Trust
172.	Third Avenue Variable Series Trust
173.	Tidal ETF Trust
174.	Tidal ETF Trust II
175.	TIFF Investment Program
176.	Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
177.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
178.	Timothy Plan International ETF, Series of The Timothy Plan
179.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
180.	Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
181.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
182.	Total Fund Solution
183.	Touchstone ETF Trust
184.	TrueShares ESG Active Opportunities ETF, Series of Listed Funds Trust
185.	TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
186.	TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
187.	TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
188.	TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
189.	TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
190.	TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
191.	TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
192.	TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
193.	TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
194.	TrueShares Structured Outcome (May) ETF, Listed Funds Trust
195.	TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
196.	TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
197.	TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
198.	TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
199.	Tuttle Capital Short Innovation ETF, Series of Collaborative Investment Series Trust
200.	U.S. Global Investors Funds
201.	Union Street Partners Value Fund, Series of World Funds Trust
202.	Variant Alternative Income Fund
203.	Variant Impact Fund
204.	VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
205.	VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
206.	VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II
207.	VictoryShares Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
208.	VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
209.	VictoryShares International Value Momentum ETF, Series of Victory Portfolios II

210.	VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
211.	VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
212.	VictoryShares Protect America ETF, Series of Victory Portfolios II
213.	VictoryShares Top Veteran Employers ETF, Series of Victory Portfolios II
214.	VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
215.	VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
216.	VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
217.	VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
218.	VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
219.	VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
220.	VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
221.	VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
222.	VictoryShares US Small Mid Cap Value Momentum ETF, Series of Victory Portfolios II
223.	VictoryShares US Value Momentum ETF, Series of Victory Portfolios II
224.	VictoryShares USAA Core Intermediate-Term Bond ETF, Series of Victory Portfolios II
225.	VictoryShares USAA Core Short-Term Bond ETF, Series of Victory Portfolios II
226.	VictoryShares WestEnd US Sector ETF, Series of Victory Portfolios II
227.	Walthausen Funds
228.	West Loop Realty Fund, Series of Investment Managers Series Trust
229.	WisdomTree Trust
230.	WST Investment Trust
231.	XAI Octagon Floating Rate & Alternative Income Term Trust

(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	President/Manager	None
Chris Lanza Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101 Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President Vice President	None None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly B. Whetstone Susan L. LaFond	Three Canal Plaza, Suite 100, Portland, ME 04101 111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Secretary Treasurer	None None

(c)	Not applicable.

Item 33. Location of Accounts and Records

The books, accounts and other documents required by Section 31(a) under the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained in the physical possession of The Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286, Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, ME 04101 and ARK Investment Management LLC, 200 Central Ave., St. Petersburg, FL 33701.

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg, and State of Florida, on the 7th day of March, 2023.

ARK ETF Trust

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Compliance Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Scott R. Chichester*
Scott R. Chichester	Trustee

/s/ Darlene T. DeRemer*
Darlene T. DeRemer	Trustee

/s/ Robert G. Zack*
Robert G. Zack	Trustee

/s/ Catherine D. Wood
Catherine D. Wood	Trustee, Chief Executive Officer and Chief Investment Officer

/s/ Kellen Carter
Kellen Carter	Chief Compliance Officer

/s/ William C. Cox
William C. Cox	Treasurer and Chief Financial Officer

* By:	/s/ Kellen Carter
Kellen Carter
Attorney-in-Fact

EXHIBIT LIST

(j)(2)	Consent of Trust’s former Independent Registered Public Accounting Firm